[Reference Translation]

November 1, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on November 1, 2022 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for repurchasing shares

TMC deems the benefit of its shareholders as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

TMC will continue to flexibly repurchase its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock to promote its capital efficiency.

Specifically, TMC will set aside the full amount of 150 billion yen as the total purchase price to enable flexible repurchase of shares of its common stock while comprehensively considering factors such as the price level of its common stock.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities etc.

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Shares of Common Stock of TMC

(2) Total number of shares to be repurchased	110 million shares (maximum)

(Represents 0.80% of the total number of issued shares (excluding treasury stock))

(3) Total purchase price for repurchase of shares	JPY 150 billion (maximum)

(4) Period of repurchase	From November 2, 2022 to May 12, 2023

(References) Number of treasury stock as of September 30, 2022

• Total number of issued shares (excluding treasury stock) :	13,687,486,964	shares
• Number of treasury stock :	2,627,500,496	shares